SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013
________________

SILICOM  LTD.

 (Translation of Registrant's name into English)
________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

Attached hereto and incorporated by reference herein is Registrant's press release dated January 23rd, 2013 announcing Registrant's fourth quarter financial results.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  January 23rd, 2013

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Hits It Out Of The Ballpark With
BEST QUARTER & YEAR ON RECORD -
Q4 Sales of $16.7M Yield $0.49 EPS (non-gaap);
2012 Sales of $48.7M Yield $1.52 EPS (non-gaap)

-   Addition of Massive New Projects With Existing Customers Together With
 Virtually Unlimited Expansion of Target Markets Give Visibility for Continued
Accelerated Growth in 2013 and Beyond -

KFAR SAVA, Israel, January 23, 2013 -- Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance networking and data infrastructure solutions, today reported its strongest-ever revenues, operating profit, net income and EPS (earnings per share) for both the fourth quarter and full year ended December 31, 2012.

Financial Results

Financial results for Q4 2012: In the fourth quarter of 2012, Silicom generated record revenues of $16.7 million, a 51% increase compared with $11.1 million in the fourth quarter of 2011. This represents 45% sequential growth compared with sales of $11.5 million in the third quarter of 2012.

On a GAAP basis, net income for the quarter increased 26% to a record $3.0 million, or $0.43 per diluted share ($0.44 per basic share), compared with $2.4 million, or $0.34 per diluted share ($0.35 per basic share), in the fourth quarter of 2011.

On a non-GAAP basis, net income for the quarter increased 37% to a record $3.4 million, or $0.49 per diluted and basic share, compared with $2.5 million, or $0.36 per diluted and basic share, for the fourth quarter of 2011.

Financial results for 2012: For the full year, Silicom’s revenues increased by 23% to a record $48.7 million from $39.6 million in 2011.

On a GAAP basis, the Company’s net income for the year increased by 20% to a record $9.9 million, or $1.42 per diluted and basic share, compared with $8.2 million, or $1.18 per diluted share ($1.20 per basic share) for 2011.

On a non-GAAP basis, net income for the period increased by 22% to a record $10.6 million, or $1.52 per diluted share ($1.53 per ordinary share), compared with $8.7 million, or $1.24 per diluted share ($1.26 per basic share) for 2011.

Cash Position: As of December 31, 2012, the Company’s cash, cash equivalents, bank deposits and marketable securities totalled $56.9 million, or $8.12 per outstanding share, up $2.1 million compared with the end of the third quarter, and up $7.7 million compared with the end of 2011.

Comments of Management

Commenting on the results, Shaike Orbach, President and CEO, said, “We are extremely excited to report our best quarter and year so far - blowout results that demonstrate the extraordinary fit between Silicom’s strategy and some of the Networking and Data Infrastructure industry’s strongest forces. Our success with the world’s most respected suppliers of appliance solutions to major cloud/Internet, virtualization and other players continues to increase demand for all of our products, bringing us new strategic customers as well as new, high-volume, long-term deals with existing customers. With no end in sight to the growth of this demand, and with continued strong loyalty from our 90+ OEM customers throughout the world, we believe we are positioned to continue growing strongly in the years ahead.”

Mr. Orbach continued, “As a concrete demonstration of our confidence, and in light of our significant cash reserves, we were pleased to have recently announced a dividend policy to further enhance the value of our shares for our shareholders.”

Mr. Orbach concluded, “As our strong momentum continues, we feel more empowered than ever to continue building Silicom to a whole new level. With a superb and growing product portfolio, an unmatched customer platform, a sterling reputation and virtually endless markets, we are positioned to deliver on our promises and to continue generating strong growth, profits and value for our shareholders in the years ahead.”

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Conference Call Details

Silicom’s Management will host an interactive conference today, January 23rd, at 9:00am Eastern Time (6:00am Pacific Time, 16:00 Israel Time). On the call, management will review and discuss the results, and will also be available to answer investors’ questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800 917 5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 16:00 Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery,

WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options granted to directors, officers and employees, as well as aborted acquisition related expenses. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	December 31, 2012	December 31, 2011

Assets

Current assets
Cash and cash equivalents	$13,306	$11,483
Short-term bank deposits	2,527	5,010
Marketable securities	11,083	9,027
Accounts receivables: Trade, net	12,391	8,613
Accounts receivables: Other	2,234	1,597
Inventories	14,795	11,173
Deferred tax assets	47	48
Total current assets	56,383	46,951

Marketable securities	29,969	23,667
Assets held for employees’ severance benefits	1,377	1,275
Deferred tax assets	114	135
Property, plant and equipment, net	1,190	837

Total assets	$89,033	$72,865

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$7,875	$3,978
Other accounts payable and accrued expenses	3,914	2,460
Total current liabilities	11,789	6,438

Liability for employees’ severance benefits	2,278	2,153

Total liabilities	14,067	8,591

Shareholders' equity
Ordinary shares and additional paid-in capital	36,086	35,265
Treasury shares	(38)	(38)
Retained earnings	38,918	29,047
Total Shareholders' equity	74,966	64,274

Total liabilities and shareholders' equity	$89,033	$72,865

Silicom Ltd. Consolidated
Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2012	2011	2012	2011
Sales	$16,693	$11,080	$48,729	$39,633
Cost of sales	10,407	6,369	28,849	22,430
Gross profit	6,286	4,711	19,880	17,203

Research and development expenses	1,290	1,071	4,401	4,165
Selling and marketing expenses	1,002	728	3,081	2,677
General and administrative expenses	805	443	2,369	1,890
Total operating expenses	3,097	2,242	9,851	8,732

Operating income	3,189	2,469	10,029	8,471

Financial income, net	128	87	752	439
Income before income taxes	3,317	2,556	10,781	8,910
Income taxes	286	156	910	667
Net income	$3,031	$2,400	$9,871	$8,243

Basic income per ordinary share (US$)	$0.44	$0.35	$1.42	$1.20

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,947	6,917	6,934	6,896

Diluted income per ordinary share (US$)	$0.43	$0.34	$1.42	$1.18

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,006	7,014	6,968	6,995

Silicom Ltd. Reconciliation of
Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2012	2011	2012	2011

GAAP gross profit	$6,286	$4,711	$19,880	$17,203
(1) Share-based compensation (*)	28	5	45	24
Non-GAAP gross profit	$6,314	$4,716	$19,925	$17,227

GAAP operating income	$3,189	$2,469	$10,029	$8,471
(1) Share-based compensation (*)	224	102	544	437
(2) Aborted acquisition related expenses	165	-	165	-
Non-GAAP operating income	$3,578	$2,571	$10,738	$8,908

GAAP net income	$3,031	$2,400	$9,871	$8,243
(1) Share-based compensation (*)	224	102	544	437
(2) Aborted acquisition related expenses	165	-	165	-
Non-GAAP net income	$3,420	$2,502	$10,580	$8,680

GAAP basic income per ordinary share (US$)	$0.44	$0.35	$1.42	$1.20
(1) Share-based compensation (*)	0.03	0.01	0.08	0.06
(2) Aborted acquisition related expenses	0.02	-	0.03	-

Non-GAAP basic income per ordinary share (US$)	$0.49	$0.36	$1.53	$1.26

GAAP diluted income per ordinary share (US$)	$0.43	$0.34	$1.42	$1.18
(1) Share-based compensation (*)	0.03	0.02	0.08	0.06
(2) Aborted acquisition related expenses	0.03	-	0.02	-

Non-GAAP diluted income per ordinary share (US$)	$0.49	$0.36	$1.52	$1.24

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))